Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

VIA EDGAR
January 27, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Mark Shuman

Dear Mr. Shuman:

Re:	Globe Net Wireless Corp. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed August 15, 2011
File No. 333-172172

Further to our response letter dated August 11, 2011 and your verbal comments from October 2011, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 4th Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate);
3.	this comment letter (in duplicate).

Also, I confirm that these documents have been filed via EDGAR.

As requested, the updated financial statements have been included and the registration statement has been updated accordingly.  See the August 31, 2011 financial statements and notes on page 28 of the Form S-1/A (page 27 of the EDGAR file) and the November 30, 2011 financial statements and notes on page 40 of the Form S-1/A (page 39 of the EDGAR file).

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call or Mr. Daignault a call at 604-648-0527.

Sincerely,

Globe Net Wireless Corp.

Per:  /s/ Ku Wai Li

Ku Wai Li
Director, Chief Executive Officer,
President, Principal Executive Officer,
Principal Financial Officer, and
Principal Accounting Officer